SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                  CenCor, Inc.
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                  151310406
                                 (CUSIP Number)

                                A. Baron Cass III
                                5005 LBJ Freeway
                               Suite 1130, LB 119
                               Dallas, Texas 75244
                                 (972) 233-8778
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                December 16, 1996
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

                                Page 1 of 5 Pages
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CUSIP No. 151310406              Amendment No. 1                     Page 2 of 5

(1)   Name of Reporting Person.                                A. Baron Cass III
      S.S. or I.R.S. Identification                            ###-##-####
      No of Above Person

(2)   Check the Appropriate Box if a(a)
      Member of a Group (See instructions)                     (b) X

(3)   SEC Use Only

(4)   Source of Funds (See instructions)                       OO

(5)   Check if Disclosure of Legal
      Proceedings is Required Pursuant
      to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization                     U.S.A.

Number of Shares             (7) Sole Voting Power              24,704
  Beneficially Owned
  By Each Reporting
  Person With                (8) Shared Voting Power            109,688

                             (9) Sole Dispositive Power          24,704

                             (10)Shared Dispositive Power       109,688

(11)  Aggregate Amount Beneficially                             134,392
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount in
      Row (11) Excludes Certain Shares
      (See instructions)

(13)  Percent of Class Represented by                             9.6%
      Amount in Row (11)

(14)  Type of Reporting Person (See                               IN
      Instructions)
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CUSIP No. 151310406              Amendment No. 1                     Page 3 of 5

      This statement on Schedule 13D (the "Statement") relating to the shares of the common stock, $1.00 par value (the "Common Stock"), of CenCor, Inc.
(the "Issuer"), is hereby amended as follows:

ITEM 1.           SECURITY AND ISSUER

      The prior response to this Item 1 remains unchanged.

ITEM 2.           IDENTITY AND BACKGROUND

      The prior response to this Item 2 remains unchanged.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The prior response to this Item 3 remains unchanged.

ITEM 4.     PURPOSE OF TRANSACTION

      The prior response to Item 4 is hereby amended and restated as follows:

      The shares of Common Stock to which this Statement relates were purchased solely for investment purposes. Depending on its evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as he may deem material, the Reporting Person may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock beneficially owned by him.

      On December 12, 1996, a representative of the Reporting Person met with the president of the Issuer to discuss ways to maximize shareholder value. Management of the Issuer responded that it would take the Reporting Person's suggestions under advisement. The Reporting Person may from time to time in the future meet with the Issuer to discuss various other ways to maximize shareholder value.

      Except as set forth above, the Reporting Person has no plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      The prior response to Item 5 remains unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The prior response to Item 6 remains unchanged.
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CUSIP No. 151310406              Amendment No. 1                     Page 4 of 5

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

      Not Applicable.
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CUSIP No. 151310406              Amendment No. 1                     Page 5 of 5

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:            December 19, 1996

                                             /s/ A. BARON CASS III
                                                 A. Baron Cass III